WesBanco

By all accounts, better.

Keefe, Bruyette & Woods
Marcellus Shale Investor Conference
Pittsburgh, PA
May 11, 2011

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q as of March 31, 2011, which are available on the SEC's website www.sec.gov or at WesBanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2010 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia
- Assets: $5.4 billion
- Founded in 1870
- 32 banks/23 companies acquired in 25 years
- Banking operations in West Virginia, Ohio and Western Pennsylvania
  - 112 banking offices + Pittsburgh Business Loan Office
  - 126 ATM's
- Non-bank activities include:
  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

An Expanding Franchise in Contiguous Markets: 112 banking offices



Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Frankfort
Lexington
Huntington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 15 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/10 Deposit Market Share Data

WesBanco
By all accounts, better.

Quarterly Performance Comparison

($ in thousands, except diluted earnings per share)

	Mar 2011	Dec 2010	Sep 2010	Jun 2010	Mar 2010
Net Income	$10,240	$10,310	$9,153	$8,238	$7,910
Diluted Earnings Per Share	$ 0.39	$ 0.39	$ 0.34	$ 0.31	$ 0.30
Provision for Credit Losses	$8,041	$9,625	$11,778	$11,675	$11,500
Return on Average Assets	0.77%	0.76%	0.67%	0.61%	0.59%
Return on Average Tangible Equity	13.29%	13.09%	11.80%	10.98%	10.94%
Net Interest Margin (FTE)	3.67%	3.66%	3.61%	3.56%	3.57%
Efficiency Ratio	61.63%	60.36%	61.05%	60.36%	61.78%

WesBanco
By all accounts, better.

Return on Average Assets


1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.59%
1.64%
1.67%
1.67%
1.71%
1.67%
0.53%
0.59%
0.61%
0.67%
0.76%
0.77%
4Q-09
1Q-10
2Q-10
3Q-10
4Q-10
1Q-11
ROAA: Pre-tax, Pre-provision
ROAA: GAAP

Summary – Capital Ratios %



Total Risk Based Capital
Tangible Equity to Tangible Assets *
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
12.21%
12.37%
12.68%
12.87%
12.89%
13.17%
13.48%
5.75%
5.88%
6.06%
6.27%
6.34%
6.33%
6.43%
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco
By all accounts, better.

Recent Accomplishments

- Remained profitable each quarter throughout recession.
- Continued growth in earnings per share in each of the past 5 quarters.
- Purchased five branches with $600 million in deposits using existing capital resources.
- Paid back $75 million in TARP without common raise.
- Maintained strong capital position, considered “Well capitalized” under prompt corrective action regulations.
- Excellent liquidity.

WesBanco
By all accounts, better.

Growth by Acquisition:
A WSBC Core Competency


$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
2001
2004
2007
2010
Acquired Assets: 2002 to 2010 = $3.6B

- Focused on higher growth metro markets and enhancing market share.
- Five acquisitions in nine years – assets more than doubled since 2001.
- A history of successful consolidations.
- Acquired 5 branches in Columbus Ohio market in 2009.

WesBanco
By all accounts, better.

Targeted M&A

- WesBanco is focused on targeted M & A opportunities in market area.
- Limited FDIC-assisted transactions expected, but plenty of moderately distressed banks and “tired” management teams.
- Management, technology/back office and capital/liquidity strength to compete for deals of interest.
- Ability and experience to workout acquired bank’s credit problems.
- Current stock valuation provides for upside potential for acquired bank’s shareholders.

Wealth Management Services

- $3.1B of assets under management/custody.
- Over 5,000 trust relationships.
- 4 locations in WV & OH
- Improving performance as asset values have grown.
- Product capabilities:
  - Trust
  - Investment management
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage sales
  - Retirement planning



Assets Under Management ($B)
Management Fees ($MM)
$16.2
$14.9
$13.7
$15.8
$16.2
$3.1
$2.4
$2.7
$2.9
$3.1
2007
2008
2009
2010
3/31/2011
Estimated

WesBanco
Trust and Investment Services

WesBanco
By all accounts, better.

Marcellus Shale Play

- Area five time as large as Barnett Shale – primarily in WV & PA, parts of NY & OH.
- PSU study suggests 200k jobs created by Marcellus drilling activity by 2020.
- Total estimated economic activity by 2020 - $19B.
- Portion relating to WV - $3B.
- WSBC in 10 out of 32 counties in WV with activity.
- Top 5 in deposit share in five of those counties.
- Over 1,000 Marcellus wells drilled to date in WV.



CANADA
Lake Ontario
New York
Lake Erie
Pennsylvania
Ohio
West Virginia
Virginia
Kentucky
Atlantic Ocean
North Carolina

2011 Business Initiatives

- Actively remix the balance sheet – loans & deposits - to improve I/R sensitivity, regulatory capital and profitability.
- Continuing efforts to address credit quality and impaired loan levels as economy improves.
- Focus on organic loan growth, with an emphasis on business banking and C&I lending.
- Pursue opportunities for activities related to Marcellus Shale.
- Continue to focus on wealth management and other fee-related opportunities.
- Monitor opportunities for selective acquisitions in footprint.

WesBanco
By all accounts, better.

Peer Group – Price / Tangible Book



Price / Tangible Book (x)
Redeemed TARP / Did not Receive
Still Has TARP
Common Equity Raise Since Jan. 2008
Median (Excl. WSBC): 1.47x
(x)
2.50
2.00
1.50
1.00
0.50
0.00
2.56
2.09
1.98
1.84
1.77
1.59
1.50
1.47
1.45
1.19
1.07
1.02
1.00
0.99
FNB
UBSI
CHCO
PRK
STBA
WSBC
CTBI
ONB
FFBC
SRCE
FCF
PEBO
FRME
MSFG

	FNB	UBSI	CHCO	PRK	STBA	WSBC	CTBI	ONB	FFBC	SRCE	FCF	PEBO	FRME	MSFG
TCE / TA (%)	5.76	7.24	9.63	7.85	7.70	6.43	8.19	9.12	10.42	9.29	10.52	7.44	6.09	6.76
NPA / Loans + OREO (%)*	2.63	2.10	1.07	6.80	2.77	3.13	3.84	3.22	3.41	3.10	4.53	4.64	3.84	6.00
Stock Price ($)	11.25	24.87	33.00	67.98	19.02	19.57	27.08	11.10	16.20	19.61	5.98	12.55	9.37	8.92

Source: FactSet Research Systems and SNL Financial; Financial data as of 3/31/2011 or most recent quarter available; Market data as of 5/6/2011
Note: Peer group includes select banks located in Western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $10 billion
* Nonperforming assets include renegotiated loans

Peer Group – Price / 2012 Estimated Earnings



Price / 2012 Estimated Earnings (x) (1)
Median (Excl. WSBC):
12.5x
15.0x
14.0x
13.0x
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
10.0x
11.2x
11.2x
11.3x
11.4x
12.0x
12.1x
12.5x
12.5x
12.6x
12.6x
13.2x
13.2x
13.9x
(2)
MSFG
STBA
WSBC
FRME
CTBI
PRK
ONB
FFBC
CHCO
National Peers
FCF
PEBO
FNB
UBSI

Source: FactSet Research Systems and SNL Financial; Market data as of 5/6/2011

(1) 2012E earnings estimates per First Call; SRCE earnings estimate not available

(2) Includes nationwide banks and thrifts between $2 billion and $10 billion in total assets

Current Market Update

Market Performance – Cycle-to-Date



125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
6/30/2007
6/13/2008
6/2/2009
5/19/2010
5/6/2011
WesBanco, Inc. (-33.66%)
KBW Bank Index (-55.06%)
KBW Regional Banking Index (-43.16%)
S&P 500 Index (-10.85%)

Source: FactSet Research Systems

Current Market Update

Market Performance – Since January 1, 2010



180.0%
170.0%
160.0%
150.0%
140.0%
130.0%
120.0%
110.0%
100.0%
90.0%
80.0%
1/1/2010
5/3/2010
9/3/2010
1/3/2011
5/6/2011
WesBanco, Inc. (58.59%)
KBW Bank Index (18.78%)
KBW Regional Banking Index (16.48%)
S&P 500 Index (20.19%)

Source: FactSet Research Systems

Significant Liquidity

- Loan-to-deposit ratio at 78% at 3/31/11, allowing for plenty of loan growth.
- Reduced reliance on wholesale funding (borrowings and brokered CDs); < 15% of total assets.
- Securities portfolio of $1.5B highly liquid; 54% unpledged and $6.1 MM in net unrealized gains on AFS securities.
- Available lines of credit include approximately $1B from FHLB, $145 million of bank lines, $140 million Fed borrower-in-custody line & parent co. line of $25 MM.
- Average cash with Fed/correspondents of over $75 MM.

WesBanco
By all accounts, better.

Securities Portfolio – Quality & Liquidity

Securities = $1.47 B
~27.3% of total assets



US Govt. Agencies 24.6%
Agency Mortgage-Backed & CMOs, 40.2%
Municipals, 33.2%
Equities & Others, 2.0%

- Average portfolio yield of 3.90% at 3/31/11.
- WAL approx. 4.7 years, duration 3.5%.
- Over 54% unpledged.
- Minimal private label CMO's, equities and corporate/ABS securities.
- Net unrealized AFS securities gains of $6.1 million at 3/31/11.

WesBanco
By all accounts, better.

Municipal Bond Portfolio Characteristics

- Portfolio comprised of $487 million of tax exempts and taxable Build America Bonds.
- Approximately 88% are local issuers.
- G.O.'s are 73% of total; 27% revenue bonds.
- 96% rated, with 76% rated AA (or its equivalent) or higher. Only 7.8% below A – all are investment grade.
- About 56% in held to maturity – longer dated maturities.
- Average tax equivalent yield – 5.8%; average life approximately 6.7 years.
- Average size of each issue is $630 thousand. Average holdings of any one issuer is $914 thousand.

WesBanco
By all accounts, better.

Diversified Loan Portfolio

Total Portfolio Loans = $3.24 B



Comm. &
Ind., 13%
Consumer,
8%
HELOC, 8%
Res. Real
Estate, 18%
Comm.
Real
Estate,
53%

Comm. Real Estate =
$1.74 B



Const & Dev.
9%
Investor-
owned
57%
Owner-
occupied
34%

WesBanco
By all accounts, better.

Non-Accrual & Restructured Loans


$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$68,439
$65,083
$53,578
$48,820
$59,571
$29,188
$29,472
$35,532
$47,483
$36,636
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11
Non-Accruals
Restructureds

WesBanco
By all accounts, better.

Annualized Net Charge-offs / Average Loans



WSBC
National Peers*
1.67%
0.68%
1.90%
1.58%
2.23%
1.59%
1.71%
0.83%
1.97%
1.42%
2.09%
1.92%
1.75%
0.80%
1.47%
1.03%
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11

- National Peer Group = Average of 96 banks nationwide (92 of 96 for 1Q '11)) with assets between $2-$10 B.
- Source: SNL Financial

WesBanco
By all accounts, better.

NPA + ≥ 90 PD Loans / Total Loans + OREO



WSBC
National Peers*
3.91%
4.48%
5.07%
5.38%
5.52%
5.65%
5.46%
5.59%
2.67%
2.81%
2.70%
3.21%
3.10%
3.16%
3.40%
3.28%
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11

- National Peer Group = Average of 96 banks nationwide (47 of 96 for 1Q '11) with assets between $2-$10 B.
- Source: SNL Financial

WesBanco
By all accounts, better.

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines

	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	**$219**	**46%**	**100%**
Investor-Owned Commercial	**$664**	**139%**	**N/A**
Investor-Owned Multi-Family	**$216**	**45%**	**N/A**
Total Land, C&D, and Investor-Owned	**$ 1,099**	**230%**	**300%**

1 Total Loans Outstanding

2 Total Bank Risk-Based Capital = $479,422 at 3/31/11

WesBanco

By all accounts, better.

Net Interest Margin



NIM
Yield on Earning Assets
Cost of Funds
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.26%
5.10%
4.98%
4.94%
4.92%
3.57%
3.56%
3.61%
3.66%
3.67%
1.91%
1.74%
1.56%
1.48%
1.44%
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11

WesBanco
By all accounts, better.

Net Interest Margin & Efficiency Ratio


Net Interest Margin
Efficiency Ratio
3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
3.00%
Net Interest Margin
69.50%
68.00%
66.50%
65.00%
63.50%
62.00%
60.50%
59.00%
Efficiency Ratio
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10
4Q'10
1Q'11

WesBanco
By all accounts, better.

Diversified Noninterest Income


Other Inc.
Insurance
Securities brokerage
Trust
Service charges & Fees
($MM)
$52.9
$57.3
$64.6
$59.6
$58.8
2007
2008
2009
2010
3/31/11 Annualized

- Noninterest income contributed 26% of 2011 YTD revenue.
- Non-bank offerings (trust, insurance, securities) contributed $6.5 million in YTD 2011 revenue.
- Trust fees are up 17.4% from 1Q'10.
- Approximate 21% decline in service fee income for 1Q'11 from 1Q'10, as a result of new Reg. E requirements.

WesBanco
By all accounts, better.

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year Mar. 31, 2011	Dec. 31, 2010
Up 1% Rate Shock	+1.9%	+2.4%
Up 2% Rate Shock	+1.3%	+1.7%
Up 2% Rate Ramp	+2.0%	+2.3%
Down 1% Rate Shock	-2.7%	-2.9%

WesBanco
By all accounts, better.

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital.
- Proven acquisition-oriented growth strategy.
- Excellent liquidity.
- Asset quality compares favorably with peers.
- Diverse earnings stream.
- Positioned for rising rates.
- Potential for improved stock price.

WesBanco
By all accounts, better.

Questions?

WesBanco
By all accounts, better.

Appendix: Loan Totals by Market ($ millions)

	Commercial	Retail	Total Loans
Upper Ohio Valley	$ 453	$ 378	$ 831
North Central WV	233	172	405
Parkersburg	203	83	286
Kanawha Valley	61	34	95
Western PA	196	14	210
Total East Markets	**$ 1,146**	**$ 681**	**$ 1,827**
Central Ohio	513	139	652
Southwest Ohio	339	150	489
Southeast Ohio	155	124	279
Total West Markets	**$ 1,007**	**$ 413**	**$ 1,420**
Total Bank	**$ 2,153**	**$ 1,094**	**$ 3,247**

WesBanco
By all accounts, better.

Appendix: Credit Quality By Market ($ thousands)

	90 Day PD & Accruing	Non-Accrual	Reneg. Loans	Other RE Owned
Upper Ohio Valley	$ 1,213	$ 6,296	$ 5,227	$ 1,105
North Central WV	325	588	740	169
Parkersburg	324	5,658	721	222
Kanawha Valley	133	2,468	N/A	295
Western PA	582	1,377	250	275
Total East Markets	**$ 2,577**	**$ 16,387**	**$ 6,938**	**$ 2,066**
Central Ohio	1,344	18,817	15,933	900
Southwest Ohio	413	20,824	13,336	1,078
Southeast Ohio	535	3,541	429	1,264
Total West Markets	**$ 2,292**	**$ 43,182**	**$ 29,698**	**$ 3,242**
Total Bank	**$ 4,869**	**$ 59,569**	**$ 36,636**	**$ 5,308**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Tangible equity to tangible assets

	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10	1Q'11
Total shareholder's equity	$ 592,335	$ 588,716	$ 596,473	$ 604,714	$ 608,287	$ 606,863	$ 611,978
Less: goodwill & other intangible assets	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)	(284,941)
Tangible equity	303,248	300,424	308,880	317,806	322,059	321,304	327,037
Total assets	5,561,091	5,397,352	5,380,441	5,356,261	5,362,623	5,361,458	5,368,852
Less: goodwill & other intangible assets	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)	(285,559)	(284,941)
Tangible assets	5,272,004	5,109,060	5,092,848	5,069,353	5,076,395	5,075,899	5,083,911
Tangible equity to tangible assets	**5.75%**	**5.88%**	**6.06%**	**6.27%**	**6.34%**	**6.33%**	**6.43%**

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

	1Q'09	2Q'09	3Q'09	4Q'09
Net income (annualized)	$ 22,099	$ 23,039	$ 21,591	$ 28,949
Plus :amortization of intangibles (annualized)	1,839	2,116	2,079	2,050
Net income before amortization of intangibles (annualized)	23,938	25,155	23,670	30,999
Average total shareholder's equity	664,277	662,162	643,700	596,747
Less: average goodwill & other intangibles	(268,662)	(288,780)	(289,470)	(288,661)
Average tangible equity	395,615	373,382	354,230	308,086
Return on average tangible equity	6.05%	6.74%	6.68%	10.06%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

Return on Average Tangible Equity

	1Q'10	2Q'10	3Q'10	4Q'10	1Q'11
Net income (annualized)	$ 32,081	$ 33,043	$ 36,313	$ 40,903	$ 41,531
Plus :amortization of intangibles (annualized)	1,842	1,787	1,743	1,724	1,629
Net income before amortization of intangibles (annualized)	33,923	34,830	38,056	42,627	43,159
Average total shareholder's equity	598,022	604,334	608,932	611,497	610,077
Less: average goodwill & other intangibles	(287,908)	(287,221)	(286,537)	(285,860)	(285,219)
Average tangible equity	310,114	317,113	322,395	325,637	324,858
Return on average tangible equity	10.94%	10.98%	11.80%	13.09%	13.29%

WesBanco
By all accounts, better.

Non-GAAP Financial Measures

ROAA: Pre-tax, Pre-provision, Pre-TARP

	4Q'09	1Q'10	2Q'10	3Q'10	4Q'10	1Q'11
Income before provision for income taxes	$ 5,915	$ 8,780	$ 9,491	$ 9,503	$12,187	$12,448
Provision for credit losses	14,353	11,500	11,675	11,778	9,625	8,041
Taxable equivalent adjustment	1,725	1,612	1,535	1,488	1,507	1,608
	21,993	21,892	22,701	22,769	23,319	22,097
Annualized	87,255	88,784	91,053	90,334	92,516	89,616
Average assets	5,493,445	5,414,341	5,437,010	5,422,181	5,394,837	5,363,365
ROAA	1.59%	1.64%	1.67%	1.67%	1.71%	1.67%

WesBanco

By all accounts, better.